SECURITIES AND EXCHANGE COMMISSION

                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CENTURION GOLD HOLDINGS, INC.

                                 COMMON STOCK

                                 15643F 10 7
                               (CUSIP NUMBER)


                    2nd Floor, West Tower, Sandton Square
                          cnr Maude and 5th Streets
                         Sandton, 2146, South Africa


                                March 29, 2004
                ---------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)















If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of
Above Persons (entities only):

Daros Trust

(2) Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization:  South Africa

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 28,200,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 28,200,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
28,200,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 58.96%

(14) Type of Reporting Person:


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ITEM 1. SECURITY AND ISSUER.

Centurion Gold Holdings, Inc.
Common Stock, $.0001par value.
2nd Floor, West Tower, Sandton Square
cnr Maude and 5th Streets
Sandton, 2146, South Africa

ITEM 2. IDENTITY AND BACKGROUND.

(a) 	Name: Daros Trust

(b) 	Address:

        Sundown
        Doornhoek
        Tzaneen Dam, 0850
        South Africa


(c) 	Shareholder



(d)	None.

(d)	None.

(d)	Citizenship. South Africa

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Daros Trust, acquired 16,950,000 common shares of the Issuer previously issued to Amcopro SA (Proprietary) Limited. The Reporting Person, Daros Trust, acquired 5,000,000 common shares of the Issuer pursuant to an Asset Purchase Agreement dated October 8th, 2003 between the Issuer and the Reporting Person and 6,250,000 common shares of the Issuer pursuant to an Asset Purchase Agreement dated December 8th, 2003 between the Issuer and the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on an Asset Purchase Agreement dated October 8th, 2003 in which the Reporting Person received the shares in exchange for the stock in Desta Transport Services (Proprietary) Limited, Area 9B Property (Proprietary) Limited and Odzi Properties (Proprietary) Limited (Proprietary) Ltd and a further acquisition by the Reporting Person based on an Asset Purchase Agreement dated December 8th, 2003 in which the Reporting Person received the shares in exchange for the stock in Coinholders (Proprietary) Limited and Investpro Prop 11 (Proprietary) Limited. As of March 29, 2004, the Reporting Person held 28,200,000 shares of Common Stock of the Issuer, which represented 58.96% of the issued and outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Daros Trust currently holds 28,200,000 of the issued and outstanding common shares of the Issuer, or 58.96% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(A)


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 29, 2004

Signature:/s/ J.E. Boardman
          -----------------------------
          Daros Trust : J.E. Boardman


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